SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

The Company informs its shareholders and the market in general that received today, the letter of the Comissão de Valores Mobiliários (“CVM”) No. 561/2015/CVM/SEP/GEA-1, requesting clarification regarding the news published by the news real-time service www.estadão.com.br, under the section “news” and heading "Investigation at Eletrobras increased by five times”, as transcribed by the end of this Announcement.

In response to the mentioned letter, the Company hereby clarifies to its shareholders and market in general the following:

1.       As mencioned in the market announcements of June 10, 2015; July 9, 2015; July 13, 2015 and July 21, 2015, the investigation conducted by the the international law firm Hogan Lovells is on going;

2.       Likewise, as market announcements of May 14, 2015; June 10, 2015; July 9, 2015; July 31, 2015 and August 14, 2015, an Independent Commission for Management Investigation ("Committee") was created  with the following independents members: Dr. Ellen Gracie Northfleet, Dr. Durval José Soledade Santos and Dr. Manoel Jeremias Caldas Leite;

3.       The mentioned news does not present any new fact that are not already available to the market, through tEhe appropriate Company communication channels, as required by the applicable law.

Rio de Janeiro, December 21, 2015.

Armando Casado de Araujo

Chief Financial and Investor Relaton Officer

MARKET ANNOUNCEMENT

LetterTranscription - Comissão de Valores Mobiliários (“CVM”) no. 561/2015/CVM/SEP/GEA-21, December 21, 2015

“Subject:               Clarifications Request

Mr. Director,

1.       We refer to the article published on December 20, 2015, at www.estadao.com.br, News section, under the heading: "Investigation at Eletrobras increases by five times", including, among other matters, the following statements:

The appointment of the former Minister of the Federal Supreme Court (STF) Ellen Gracie to the Special Committee's composition follows the investigations of irregularities within the Eletrobras brought new proportions to the work that was being done by lawyers and experts in the technology area. With the status of who was already a member of the Independent Committee of Petrobras, the minister ordered the expansion of the scope of the investigations also in Eletrobras, which will result in a job five times higher than that originally planned. More than 100 professionals are investigating at this time, something in the house of thousands of people who may have information on irregularities in the electrical state. Besides increasing, the number of people involved in the work, including researchers and investigated the report of Broadcast, real-time service of the State Agency found that the activities will also include new companies, such power plants of TelesPires and São Manoel.

The investigations began in June, still collecting data and perception of meetings of Eletrobras operations, and other activities. In September, indicating Ellen Gracie, the meeting was expanded. In principle investigations should focus on the construction of Angra 3, Jirau, Belo Monte and Santo Antonio, now the list also includes plants TelesPires, São Manoel, Mauá 3, Simplicio and Tumarin. The investigation focus is on the relationship between companies controlled by Eletrobras and contractors mentioned in the investigations by the Federal Police as part of Operation ‘Lava Jato’.

"The investigation into the Petrobras has started before and, therefore, Ellen Gracie, with the experience of the ongoing activities in that company, requested a scope expansion within the Eletrobras", said a source with knowledge of the progress of investigations and who asked not to be identified. Sought for comment, Minister Ellen Gracie was not found to be interviewed.

MARKET ANNOUNCEMENT

As the deadline for the final report was held in March 2016, the companies involved in investigative activities renegotiated new contractual terms with Eletrobras. There are at the moment about 100 people involved in these investigations. These include lawyers of the anglo-americand Hogan Lovells  and Brazilian WFaria lawyers, technology experts of the companies Risk Control, Kroll and Eletrobras' own employees.

The number of people who may have some information relevant to the object of research, in turn, ran into the thousands, according to the Broadcast found. "All the necessary equipment has been collected, the data are crossed and from that stage arise various information. It is a mining work," the source said.

As the deadline is short, several activities are taking place in parallel. On one expert hand in the technological area track words that may suggest irregularities, if the words "café" (‘coffe’), "cafezinho" (expression for ‘coffe’) and "Pixuleco", besides the names of the construction companies mentioned in Lava Jato, among other topics, lawyers responsibility is to hear people from different hierarchical levels within the Eletrobras and special purpose entities (SPEs) responsible for the plants under investigation.

The task of researchers is to identify if there was any irregularity, who are the people behind such irregularities, what was the impact of such a practice to Eletrobras and what actions would be necessary to avoid that this situation happen again. The result of the searches have been weekly shared with the Special Committee, this formed by Justice Ellen Gracie, the former director of the Brazilian Securities Commission (CVM) DurvalSoledade and the representative of minority shareholders in the supervisory board of Eletrobras, Manuel Jeremias Leite Caldas.

Changes

The Executive Board of Eletrobras does not grant an interview to discuss this matter. In a statement, the state merely informed that the investigation is ongoing and at the end of the activities, "the company will inform the market, through the appropriate channels, the result."

As a result, it is still not possible to determine if the investigation progress resulted in practical action within the state's electricity sector. The investigations made by the Federal Police, however, have already caused the resignation of Eletronuclear´s CEO, Othon Luiz Ribeiro da Silva.

The admiral was remanded in custody on July 28 when it was triggered Operation ‘Radioactivity’. Director of Planning and Engineering at Eletronorte, AdhemarPalocci, the former Minister of Finance Antonio Palocci´s brother, was also removed from the company.

MARKET ANNOUNCEMENT

Although Eletrobras has participation in over 150 SPEs, investigative work was concentrated in some of the larger companies that potentially move more significant contracts. In the face of work dimension, the report's completion schedule was postponed from October to December, and then to the end of the first quarter 2016.

The presentation of the investigation can be a key progress report for Eletrobras to conclude the drafting of the financial results of 2015 and at the same time, be able to filling and deliver the Form 20-F with the Securities and Exchange Commission. The document for the year 2014, which should have been delivered at the end of April, has not yet been forwarded to the highest authority of the US capital markets.

Announcing the postponement of delivery, Eletrobras attributes the delay to the need to "take additional steps to comply with applicable auditing standards for the US jurisdiction." At that time, the investigation of the Lava Jato already indicated the risk of irregularities within the state's electricity sector.

The Chairman of Institute of Independent Auditors of Brazil (IBRACON), Idésio Coelho, explained that the SEC does not accept the submission forms with reservations. Thus, the external audit carried out by KPMG, could not adopt such a practice that is common in Brazil. The audit to endorse the annual financial statements of Brazilian companies. In addition, it is the role of the audit detects any inconsistencies between the data presented in the 20-F and the annual financial statements. As the annual report should be published by the end of March, the deadline for preparation of investigators’ report cannot be postponed.

2.       In view of the above, we determined that Eletrobras clarify whether the constant news of that matter is true and comment other information considered important on the issue.

3.       This manifestation should occur through the Empresa.NET System category: Notice to the Market, type: Clarifications on queries CVM / BOVESPA, subject: Publicized in the media, which should include a transcript of this craft.

4.       Furthermore, we determined that Eletrobras forward to the Special Committee to send request, this CVM, any relevant information on indications or evidence of irregularity identified, once observed in his work, and at the end of his performance, provide copy of the final activity report, so completed.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.